STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

November 19, 2012

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Kevin Rupert

Re:	O'Connor Fund of Funds: Equity Opportunity LLC (File No. 811-10527)
O'Connor Fund of Funds: Event LLC (File Nos. 333-169562, 811-10479)
O'Connor Fund of Funds: Long/Short Credit Strategies LLC (File Nos. 333-172907, 811-21117)
O'Connor Fund of Funds: Long/Short Strategies LLC (File Nos. 333-172908, 811-21195)

Dear Mr. Rupert,

On behalf of the registered closed-end investment companies listed above (each, a "Fund"), transmitted for filing as EDGAR correspondence (the "Correspondence") are the Funds' responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by Mr. Kevin Rupert of the Staff to Mr. Brad A. Green of Stroock & Stroock & Lavan LLP by telephone on September 12, 2012.  The comments of the Staff relate to each Fund's Annual Report on Form N-CSR for the fiscal year ended December 31, 2011, as filed with the Commission on March 5, 2012 (the "Annual Reports").

Set forth below is a summary of the Staff's comments and the Funds' responses thereto.  Please note that in crafting the Funds' responses to the Staff's comments, we consulted with Ernst & Young LLP ("E&Y"), the independent registered public accounting firm of the Funds, and UBS Alternative and Quantitative Investments LLC, the investment adviser of the Funds.  For the convenience of the Staff, the comments have been repeated in the headings below, and the Funds' response follows each heading.  Capitalized terms used but not defined herein have the meanings assigned to them in the Annual Reports.

Notes to the Financial Statements

Comment 1.         The Funds disclose, in Note 2 to their Financial Statements, that investments categorized as "Level 2 securities" may be redeemed at net asset value as of the measurement date—December 31, 2011—or "within one year of the measurement date."  Codification Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"), states that "if a reporting entity cannot redeem its investment with the investee at net asset value per share (or its equivalent) at the measurement date . . . [or] in the near term . . ., the fair value measurement of the investment shall be categorized as a Level 3 . . . ."  We note that guidance issued by the American Institute of Certified Public Accountants (the "AICPA") states a redemption period of 90 days or less generally is considered to be "near term."  Please confirm why the Funds believe that securities that may be redeemed within one year of the measurement date may be categorized as Level 2 securities.

Securities and Exchange Commission
November 19, 2012

Response 1.        In November 2010, representatives of E&Y discussed with members of the Office of Chief Accountant of the Division of Investment Management (the "Division") (the "Office of the Chief Accountant")—including Richard F. Sennett, the then-Chief Accountant of the Division—the Funds' leveling policy, among other topics.  We have been advised that, based on such discussions, and the fact that the AICPA guidance1 is considered non-authoritative and is not part of the Financial Accounting Standards Board (FASB) Accounting Standards Codification, the Office of the Chief Accountant informed E&Y that it would not object if the UBS registered funds-of-funds defined "near term" as six months or one year, as long as the funds disclose clearly in their financial statements and the notes thereto:  (i) the leveling policy and the "near term" redemption period; and (ii) the first available redemption date from the underlying investment funds.

Comment 2.         Each of O'Connor Fund of Funds:  Equity Opportunity LLC, O'Connor Fund of Funds:  Long/Short Credit Strategies LLC and O'Connor Fund of Funds:  Long/Short Strategies LLC discloses, in Note 7 to its Financial Statements, that the Fund had not yet as of December 31, 2012 received from its underlying investment funds all Schedule K-1s for the year ended December 31, 2011 (the "K-1s") and, therefore, could not finalize the tax basis of investments for 2011 until after the end of its fiscal year.  Please confirm how each Fund calculates its investment income as of the end of its fiscal year if the Fund has not yet received all of its Investment Funds' K-1s.  Does each Fund use an income model and, if so, does this present any issues?

Response 2.        The Schedule K-1s issued by the underlying funds do not affect the Funds' calculation of their investment income.  The Funds invest predominantly all of their assets in, and conduct their investment programs through, hedge funds.  While Schedule K-1s are used to report an entity's share of income, losses and dividends in a flow-through entity, hedge funds do not make distributions to investors—instead, if an investor wishes to receive monies from the hedge fund, the investor must redeem its interests in the hedge fund during a specified withdrawal period.  Furthermore, gains and losses of a hedge fund are reflected in its net asset value, which then is reported to the hedge fund's investors.  The Funds, therefore, do not record any income on their books as a result of their investments in hedge funds.  Instead, the Funds account for realized gains and losses from underlying fund transactions based on the pro-rata ratio of the fair value and cost of the underlying investment at the date of redemption.

Reports to Stockholders

Comment 3.         In future filings, please provide additional detail regarding the Comparable Funds in the management contract renewal disclosure.

Response 3.        The Funds respectfully believe that their management contract renewal disclosure is appropriate and consistent with industry practice and with Instruction 6.e to Item 24 of Form N-2.  The Funds disclose that the Comparable Funds have objectives and strategies similar to those of the respective Fund and are managed by other, third-party investment advisers, as well as the Adviser.  The Funds, furthermore, disclose whether such Comparable Funds are registered under the Investment Company Act of 1940, as amended, and that the investment restrictions under the 1940 Act that are applicable to the Funds could adversely affect the Funds' performance relative to that of any private fund.
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1
AICPA issued the guidance—stating in part that a redemption period of 90 days or less generally would be considered "near term"—on December 23, 2009 to assist entities in valuing their investments in non-registered investment companies.  The guidance was issued in the form of Technical Questions and Answers ("TIS") and placed them in TIS Sections 2220, Long-Term Investments, including them in TIS Sections 2220.18-.27.

Securities and Exchange Commission
November 19, 2012

Financial Highlights

Comment 4.         Please delete—or, alternatively, move to the footnotes—certain of the line items that are not required to be included in the Funds' financial highlights:  (i) ratio of administration and custody fees waived to average members' capital; (ii) ratio of net expenses to average members' capital before incentive allocation; (iii) total return, before incentive allocation; and (iv) average debt ratio.

Response 4.        Each Fund confirms that, going forward, it will delete or move to the footnotes the line items that are not required to be included in the Fund's financial highlights, as disclosed in the Fund's financial statements.

Schedule of Portfolio Investments

Comment 5.         O'Connor Fund of Funds:  Long/Short Credit Strategies LLC discloses, in its Schedule of Portfolio Investments, two discrete investments in Cyrus Opportunities Fund II, L.P. ("Cyrus"), both of which were acquired on August 1, 2002.  Please explain (i) why the Fund has two positions in the same underlying investment fund and (ii) why the two related footnotes—one of which indicates that Cyrus is in liquidation, the other of which indicates that the Fund's investment, or a portion thereof, is held in side pockets with restricted liquidity—differ.

Response 5.        O'Connor Fund of Funds:  Long/Short Credit Strategies LLC's investment in Cyrus currently consists of two tranches of debt:  (i) a liquidation class consisting of claims relating to the bankruptcy proceedings of Lehman Brothers Holdings Inc. ("Tranche 1"); and a side pocket representing Cyrus' investment in a communications satellite services provider ("Tranche 2").  The footnote for Tranche 1 indicates that Cyrus is in liquidation and that, in addition to any redemption proceeds that may have already been received, the Fund will continue to receive proceeds periodically.  The footnote for Tranche 2 indicates that a portion of the Fund's interests in Cyrus is held in a side pocket with restricted liquidity.  The Fund will review its Schedule of Portfolio Investments and the footnotes thereto to determine if any additional disclosure is necessary.

_______________________________

Please be advised that concurrent with the filing of the Correspondence, the following additional items are being submitted:

1.	A separate letter from the Funds in which each Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form N-CSR; and

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Annual Report on Form N-CSR;

Securities and Exchange Commission
November 19, 2012

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *     *     *     *

We hope that Staff finds this letter responsive to the Staff's comments.  Should you have any questions or comments, please feel free to contact the undersigned at 212.806.6274.

Very truly yours,

/s/  Brad A. Green
Brad A. Green

cc:  Gary L. Granik

O'CONNOR FUND OF FUNDS:  EQUITY OPPORTUNITY LLC
O'CONNOR FUND OF FUNDS:  EVENT LLC
O'CONNOR FUND OF FUNDS:  LONG/SHORT CREDIT STRATEGIES LLC
O'CONNOR FUND OF FUNDS:  LONG/SHORT STRATEGIES LLC
c/o UBS Alternative and Quantitative Investments LLC
677 Washington Boulevard
Stamford, Connecticut 06901

November 19, 2012

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. Kevin Rupert

Re:	O'Connor Fund of Funds: Equity Opportunity LLC (File No. 811-10527)
O'Connor Fund of Funds: Event LLC (File Nos. 333-169562, 811-10479)
O'Connor Fund of Funds: Long/Short Credit Strategies LLC (File Nos. 333-172907, 811-21117)
O'Connor Fund of Funds: Long/Short Strategies LLC (File Nos. 333-172908, 811-21195)

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), each undersigned Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form N-CSR;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Annual Report on Form N-CSR; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

O'Connor Fund of Funds:  Equity Opportunity LLC
O'Connor Fund of Funds:  Event LLC
O'Connor Fund of Funds:  Long/Short Credit Strategies LLC
O'Connor Fund of Funds:  Long/Short Strategies LLC

By:	/s/ Nicholas J. Vagra Nicholas J. Vagra Authorized Signatory